FORM 5 ☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐ Form 3 Holdings Reported ☐ Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response ............ 1.0

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Sartini	Blake	L.		Station Casinos, Inc. STN				X Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)

	2411 W. Sahara Avenue				###-##-####		12/02

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Reporting (check applicable line) Form Filed by One Reporting Person Form Filed by More than
	Las Vegas	Nevada	89102						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	2A.	Deemed Execution Date, if any (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
													(Instr. 3 and 4)
									Amount	(A) or (D)	Price

	Common Stock		02/22/02				G		1,242	A			109,849		I		By Self as Settlor (4)

	Common Stock		03/01/02				G		1,366	D			4,828,386		I		By Trust (1)

	Common Stock		03/01/02				G		1,366	A			111,215		I		By Self as Settlor (4)

	Common Stock		03/01/02				G		1,172	A			112,387		I		By Self as Settlor (4)

	Common Stock		03/27/02				G		1,085	D			4,827,301		I		By Trust (1)

	Common Stock		06/04/02				G		878	A			113,265		I		By Self as Settlor (4)

	Common Stock		06/06/02				G		986	D			4,826,315		I		By Trust (1)

	Common Stock		06/06/02				G		1,086	D			4,825,229		I		By Trust (1)

	Common Stock		06/06/02				G		1,086	A			114,351		I		By Self as Settlor (4)

	Common Stock		06/06/02				G		986	A			115,337		I		By Self as Settlor (4)

Common Stock	07/10/02	G	944	D	4,824,285	I	By Trust (1)

Common Stock	08/26/02	G	1,185	D	4,823,100	I	By Trust (1)

Common Stock	11/29/02	G	900	D	4,822,200	I	By Trust (1)

Common Stock	12/10/02	G	872	A	116,209	I	By Self as Settlor (4)

Common Stock	12/11/02	G	822	A	117,031	I	By Self as Settlor (4)

Common Stock	12/11/02	G	1,014	D	4,821,186	I	By Trust (1)

Common Stock	12/11/02	G	1,014	A	118,045	I	By Self as Settlor (4)

Common Stock	12/13/02	G	800	D	4,820,386	I	By Trust (1)

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

(Print or Type Responses)

SEC 2270 (3/91)

FORM 5 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

											(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses:

See Explanations on Page 4.

/s/ BLAKE L. SARTINI	January 28, 2003
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm
Last update: 09/03/2002

Continuation Page for Form 5—Explanation of Responses

Reporting Person:	Sartini, Blake, L.
Period:	12/31/02
(1)
The Blake L. Sartini and Delise F. Sartini Family Trust u/a/d 9/16/91, as amended and restated.

(4)
Activity is for The Blake L. Sartini, II Trust u/a/d 10/1/93, The Lorenzo M. Sartini Trust u/a/d 10/1/93, and/or The Sandra V. Sartini Trust u/a/d 10/1/93 (f/b/o the reporting person's minor children) of which the reporting person is Settlor.